SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 24, 2019

Commission File Number: 001-36614

Alibaba Group Holding Limited

(Registrant’s name)

c/o Alibaba Group Services Limited

26/F Tower One, Times Square

1 Matheson Street

Causeway Bay

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

Exhibit 99.1 – Joint Press Release – Alibaba Group Receives 33% Equity Stake in Ant Financial

Exhibit 99.2 – Additional Information about the Transaction

Exhibit 99.3 – Alibaba Unveils Five-Year Goals for China Consumer Business

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIBABA GROUP HOLDING LIMITED

Date: September 24, 2019	By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Title:	General Counsel and Secretary